TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 25

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at November 30, 2020 and August 31, 2020

(Unaudited - expressed in CDN $000's except share and per share amounts)

	NOVEMBER 30, 2020	AUGUST 31, 2020
ASSETS
Current assets
Cash	$103,900	$24,600
Short-term investments (Note 4)	30,000	50,128
Accounts receivable (Note 5)	12,835	14,747
Loan receivable (Note 6)	2,229	2,229
Biological assets (Note 7)	4,762	5,394
Inventories (Note 8)	49,159	66,365
Prepaid expenses and deposits (Note 11)	5,492	6,741
	208,377	170,204
Restricted investment (Note 11)	8,061	8,032
Property, plant and equipment (Note 9)	243,706	247,420
Intangible assets (Note 10)	1,759	1,772
Deferred charges	800	698
Investments in associates (Note 15)	9,367	7,001
Net investment in sublease (Note 5 and Note 14)	1,302	-
	$473,372	$435,127

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$17,110	$17,486
Current portion of long term debt (Note 11 and Note 25)	61,146	11,595
	78,256	29,081

Long-term debt (Note 11)	54,173	103,671
Derivative warrant liabilities (Note 12)	17,566	-
Other long-term liabilities (Note 14)	4,724	2,848
	154,719	135,600

SHAREHOLDERS' EQUITY
Share capital (Note 13)	473,708	420,673
Equity reserves (Note 13)	24,100	23,744
Accumulated other comprehensive income	121	50
Accumulated deficit	(179,276)	(144,940)
	318,653	299,527
	$473,372	$435,127

Subsequent events - Note 25

On Behalf of the Board:

s/Greg Engel, Director

s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	1

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

For the three months ended November 30, 2020 and 2019

(Unaudited - expressed in CDN $000's except share and per share amounts)

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
REVENUES
Gross revenue (Note 19)	$25,280	$28,448
Excise taxes	(5,949)	(3,295)
Net revenue	19,331	25,153

Cost of sales (Note 20)	23,173	15,811
Gross margin before fair value adjustments	(3,842)	9,342
Fair value adjustments to biological assets, inventories sold, and other charges (Note 7)	(12,832)	1,852
Gross margin	(16,674)	11,194

OPERATING EXPENSES
General and administrative (Note 22)	7,448	5,888
Sales and marketing	3,672	3,530
Share-based compensation (Note 13)	419	1,622
Total operating expenses	11,539	11,040

(LOSS) INCOME FROM OPERATIONS	(28,213)	154
Financing costs	1,588	865
Investment (income) loss	(116)	72
Government subsidies (Note 23)	(1,832)	-
Share of loss from investments in associates (Note 15)	242	256
Unrealized loss (gain) on changes in fair value of contingent consideration (Note 14(i))	36	(378)
Legal provision (Note 21)	730	-
Share issue costs allocated to derivative warrant liabilities (Note 12)	803	-
Change in fair value of derivative warrant liabilities (Note 12)	4,672	-
Loss before tax	(34,336)	(661)

Income tax expense
Deferred, net	-	202

NET LOSS	$(34,336)	$(863)

Other comprehensive income (loss)
Foreign currency translation gain (loss), net of tax	71	(101)

COMPREHENSIVE LOSS	$(34,265)	$(964)
Net loss per common share, basic (Note 13 (v))	$(0.170)	$(0.006)
Net loss per common share, diluted (Note 13 (v))	$(0.170)	$(0.006)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	2

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three months ended November 30, 2020 and 2019

(Unaudited - expressed in CDN $000's except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	SHAREHOLDERS' EQUITY

Balance - September 1, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006

Share-based compensation (Note 13 (iv))	-	-	2,735	-	-	2,735

Exercise of stock options (Note 13 (iii))	47,100	66	(22)	-	-	44

Foreign currency translation loss, net of tax	-	-	-	(101)	-	(101)

Net income	-	-	-	-	(863)	(863)

Balance - November 30, 2019	156,243,447	$318,191	$20,420	$(144)	$(9,646)	$328,821

Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527

Unit financing net of issue costs of $3,502 (Note 13 (iii))	37,375,000	52,747	-	-	-	52,747

Share-based compensation (Note 13 (iv))	-	-	536	-	-	536

Exercise of stock options (Note 13 (iii))	181,500	188	(80)	-	-	108

Exercise of restricted share units (Note 13 (iv))	20,658	100	(100)	-	-	-

Foreign currency translation gain, net of tax	-	-	-	71	-	71

Net loss	-	-	-		(34,336)	(34,336)

Balance - November 30, 2020	232,088,219	$473,708	$24,100	$121	$(179,276)	$318,653

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	3

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended November 30, 2020 and 2019

(Unaudited - expressed in CDN $000's except share and per share amounts)

	NOVEMBER 30, 2020	NOVEMBER 30, 2019 (Note 24)
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(34,336)	$(863)
Items not affecting operating cash flows:
Share-based compensation (Note 13)	606	2,805
Depreciation and amortization (Note 9 and Note 10)	5,269	3,359
(Gain) loss on disposal of property, plant and equipment (Note 9)	(7)	401
Fair value adjustment to biological assets and inventories	13,561	1,533
Financing costs	1,588	865
Investment (income) loss	(116)	72
Share of loss from investments in associates (Note 15)	242	256
Unrealized loss (gain) on changes in fair value of contingent consideration (Note 14(i))	36	(378)
Legal provision (Note 21)	730	-
Change in fair value of derivative warrant liabilities (Note 12)	4,672	-
Share issue costs allocated to derivative warrant liabilities (Note 12)	803	-
Deferred tax expense	-	202

Changes in non-cash working capital:
Net change in accounts receivable	2,230	(3,573)
Net change in biological assets	(211)	(4,157)
Net change in inventories	4,488	(8,786)
Net change in accounts payable and accrued liabilities (Note 24)	(322)	(24,111)
Net change in prepaid expenses and deposits and deferred charges	1,061	5,507
Net cash provided by (used in) operating activities	294	(26,868)

FINANCING ACTIVITIES
Proceeds from unit financing, net of issue costs of $4,305 (Note 12 and Note 13)	64,839	-
Payment of lease liabilities, net of sublease receipts (Note 14(ii))	(317)	(108)
Payment of long-term debt (Note 11)	(5)	(20)
Proceeds from long-term debt, net of issue costs of $nil (2020 - $140) (Note 11)	-	34,860
Stock options, warrants and units exercised (Note 13)	108	44
Interest and fees paid	(1,432)	(747)
Net cash provided by financing activities	63,193	34,029

INVESTING ACTIVITES
Proceeds from short-term investments	20,072	32
Investment income	101	100
Investments in associates (Note 15)	(2,537)	-
Loan advance (Note 6)	-	(2,071)
Proceeds on sale of property, plant and equipment (Note 9)	14	-
Purchase of property, plant and equipment (Note 9 and Note 24)	(1,813)	(17,733)
Purchase of intangible assets (Note 10)	(24)	(1,088)
Net cash provided by (used in) investing activities	15,813	(20,760)

INCREASE (DECREASE) IN CASH	$79,300	$(13,599)
CASH POSITION
Beginning of period	$24,600	$47,555
End of period	$103,900	$33,956

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	4

ORGANIGRAM HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended November 30, 2020 and 2019

(Expressed in CDN $000's except share and per share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (the "Company") is a publicly traded corporation with its common shares trading on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("NASDAQ") under the symbol "OGI". The head and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company's major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer ("LP" or "Licensed Producer") of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada), and (ii) 10870277 Canada Inc., a special purpose holding company for the Company.  Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was incorporated under the Canada Business Corporations Act ("CBCA") on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018.

2. BASIS OF PREPARATION

i) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in Note 3.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on January 10, 2021.

ii) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative warrant liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv) COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19"), a global pandemic.  Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, disrupted the Company's operations during the three months ended November 30, 2020.

The production and sale of cannabis have been recognized as essential services across Canada, however COVID-19-related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues.  For the three months ended November 30, 2020, the Company did not record any adjustments to the carrying value of its assets that were directly related to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future.  In addition, it is possible that estimates in the Company's financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of the COVID-19 on all aspects of its business.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	5

v) Foreign currency translation

Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency, except for the Company's investment in its associate, alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the condensed consolidated interim statements of (loss) income and comprehensive (loss) income.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive income (loss) in the accumulated other comprehensive income account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Derivative Warrant Liabilities

Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit and loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company's shares. The impact of changes in this key assumption is described in Note 12.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued "Definition of a Business (Amendments to IFRS 3)". The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company did not undertake any business combination on or after the effective date of this amendment and therefore, has no impact on its condensed consolidated interim financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	6

4. SHORT TERM INVESTMENTS

The Company's short-term investments included the following on November 30, 2020 and August 31, 2020:

DESCRIPTION	INTEREST %	NOVEMBER 30, 2020	AUGUST 31, 2020
GIC - maturing September 16, 2020	0.95%	$-	$10,000
GIC - maturing September 24, 2020	0.95%	-	10,000
GIC - maturing December 15, 2020	1.16%	10,000	10,000
GIC - maturing December 23, 2020	1.16%	10,000	10,000
GIC - maturing June 17, 2021	0.93%	10,000	10,000
Equity securities in VIVO Cannabis Inc.		-	128
		$30,000	$50,128

On October 16, 2018, the Company sold its wholly-owned subsidiary, Trauma Healing Centers, Incorporated, in exchange for consideration consisting of common shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. (the "VIVO Shares").  The VIVO Shares were carried at fair value through profit or loss.  During the period, all of the VIVO Shares were sold.

5. ACCOUNTS RECEIVABLE

The Company's accounts receivable included the following balances as of November 30, 2020 and August 31, 2020:

	NOVEMBER 30, 2020	AUGUST 31, 2020
Trade receivables	$11,558	$11,096
Harmonized sales taxes receivable	444	728
Sublease rental receivable (Note 14)	276	-
Accrued investment income (Note 4)	148	-
Government programs	409	2,936
Less: Provision for doubtful accounts	-	(13)
	$12,835	$14,747

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy ("CEWS"), which subsidizes 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis.  At November 30, 2020, under this program, the Company applied for a wage subsidy of $1,832 for the period August 30, 2020 to November 21, 2020, out of which $409 is included under government programs above.

6. LOAN RECEIVABLE

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 703454 N.B. Inc. (carrying on business as 1812 Hemp) ("1812 Hemp"). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount may be applied against future purchases of hemp under the Supply Agreement described in Note 10. The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid.  At November 30, 2020, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	7

7. BIOLOGICAL ASSETS

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of November 30, 2020 are as follows:

	OTHER BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL
Carrying amount, August 31, 2020	$16	$5,378	$5,394
Add net production costs	-	6,639	6,639
Net change in fair value less costs to sell due to biological transformation	-	(843)	(843)
Transferred to inventory upon harvest	-	(6,428)	(6,428)
Carrying amount, November 30, 2020	$16	$4,746	$4,762

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 18), are used in determining the fair value of biological assets:

i. Average selling price per gram - calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. Average yield per plant - represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant;

iii. Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packaging; and

v. Stage of completion in the cultivation process - calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 19 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of November 30, 2020, it is expected that the Company's biological assets will yield 4,969 kg (August 31, 2020 - 5,096 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	NOV. 30, 2020	AUG. 31, 2020	SENSITIVITY	NOV. 30, 2020	AUG. 31, 2020
Average net selling price per gram	$3.31	$3.36	Increase or decrease by $1.00 per gram	$1,436	$1,602
Average yield per plant	94 grams	101 grams	Increase or decrease by 10 grams	$505	$532

The average yield per plant at November 30, 2020 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol ("CBD") dominant strains where trim is also harvested for extraction).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	8

The fair value adjustment to biological assets, inventories sold, and other charges for the three months ended November 30, 2020 and 2019 is comprised of the following:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Realized fair value amounts included in inventory sold	$(4,613)	$(13,838)
Increase (decrease) in fair value on growth of biological assets	(114)	25,899
Adjustment to net realizable value of inventory on hand at period end	(8,105)	(10,209)
Fair value adjustments to biological assets, inventories sold, and other charges	$(12,832)	$1,852

The adjustment to net realizable value is related to the write-down of the fair value component of dry cannabis available for packaging, flower and trim available for extraction, concentrated extract, and packaged inventories due to excess or obsolete quantities as well as the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

8. INVENTORIES

The Company's inventories are comprised of the following balances as of November 30, 2020 and August 31, 2020:

	NOVEMBER 30, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$988	$307	$1,295
Dry cannabis
Available for packaging	10,579	3,131	13,710
Packaged inventory	3,844	854	4,698
Flower and trim available for extraction	2,493	867	3,360
Concentrated extract	10,228	1,906	12,134
Formulated extracts
Available for packaging	1,124	178	1,302
Packaged inventory	1,203	177	1,380
Packaging and supplies	11,280	-	11,280
	$41,739	$7,420	$49,159

	AUGUST 31, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,036	$1,841	$3,877
Dry cannabis
Available for packaging	13,124	7,808	20,932
Packaged inventory	3,707	1,956	5,663
Flower and trim available for extraction	849	1,062	1,911
Concentrated extract	13,252	6,130	19,382
Formulated extracts
Available for packaging	1,097	384	1,481
Packaged inventory	1,045	226	1,271
Packaging and supplies	11,848	-	11,848
	$46,958	$19,407	$66,365

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended November 30, 2020 was $13,523 (November 30, 2019 - $11,319). The amount of inventory write-down, provision, and plant waste included in cost of sales for the three months ended November 30, 2020 was $4,540 (November 30, 2019 - $796), which relates to the production or purchase costs of these inventories and biological assets (refer to Note 7 for the write-down and provisions against the fair value component of these inventories).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	9

Inventory write-downs and provisions relating to excess and unsaleable inventories for the three months ended November 30, 2020 were $3,051 (November 30, 2019 - $845).  Inventory write-downs related to adjustments to net realizable value during the three months ended November 30, 2020 was $75 (November 30, 2019 - $nil).

9. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE LEASE ASSETS	TOTAL
Cost
Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357
Additions	-	852	16	616	41	-	1,525
Construction completed	-	-	(863)	863	-	-	-
Disposals	-	-	-	(16)	-	-	(16)
Balance, November 30, 2020	$4,075	$127,874	$1,281	$134,454	$8,718	$4,464	$280,866

Accumulated depreciation
Balance, August 31, 2020	$-	$(8,203)	$-	$(20,041)	$(3,136)	$(557)	$(31,937)
Depreciation	-	(1,289)	-	(3,402)	(346)	(195)	(5,232)
Disposals	-	-	-	9	-	-	9
Balance, November 30, 2020	$-	$(9,492)	$-	$(23,434)	$(3,482)	$(752)	$(37,160)

Net book value
August 31, 2020	$4,075	$118,819	$2,128	$112,950	$5,541	$3,907	$247,420
November 30, 2020	$4,075	$118,382	$1,281	$111,020	$5,236	$3,712	$243,706

Reconciliation of property, plant and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant and equipment per the above table to the purchases of property, plant and equipment per the statements of cash flows:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019 (Note 24)
Additions	$1,525	$44,100
Additions related to right-of-use lease assets	-	(48)
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment (Note 24)	288	(26,319)
Purchase of property, plant and equipment	$1,813	$17,733

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	10

10. INTANGIBLE ASSETS

	SUPPLY AGREEMENT	LICENSE AGREEMENT	COMPUTER SOFTWARE	TOTAL
Cost
Balance, August 31, 2020	$227	$198	$2,041	$2,466
Additions	$-	$-	$24	24
Balance, November 30, 2020	$227	$198	$2,065	$2,490

Accumulated amortization
Balance, August 31, 2020	$(227)	$-	$(467)	$(694)
Amortization	-	-	(37)	(37)
Balance, November 30, 2020	$(227)	$-	$(504)	$(731)

Net book value
August 31, 2020	$-	$198	$1,574	$1,772
November 30, 2020	$-	$198	$1,561	$1,759

On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply of hemp (the "Supply  Agreement"). Pursuant to the Supply Agreement, the Company is to receive a 25% discount on the price per kilogram of dried hemp flower harvested that is purchased from 1812 Hemp. The term of the Supply Agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for an additional five-year period upon six months' notice. In addition, the Company has a right-of-first refusal on the future procurement of high cannabidiol (CBD) hemp from 1812 Hemp. The Company paid $1,500 to 1812 Hemp plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes. During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions and as a result, 1812 Hemp had significantly scaled back operations.  Separately, the Company's forecast hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020.

11. LONG-TERM DEBT

	NOVEMBER 30, 2020	AUGUST 31, 2020
BMO senior secured term loan ("Term Loan") maturing May 31, 2022	$115,000	$115,000
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	311	311
Vehicle loans - five year term maturing June 17, 2024	73	78
Deferred financing costs, net of loan modification loss on BMO Term Loan	(65)	(123)
	115,319	115,266
Less: current portion of long-term debt	(61,146)	(11,595)
Long-term portion	$54,173	$103,671

BMO CREDIT FACILITY

On May 31, 2019, the Company entered into a credit facility with Bank of Montreal ("BMO") as lead arranger and agent and a syndicate including three other lenders. The facility consists of a $115,000 term loan ("Term Loan") and a $25,000 revolving credit facility ("Revolver", and together with the Term Loan, as amended, the "Facilities"), both of which mature on May 31, 2022. Included in the Facilities was an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	11

The Facilities are secured by assets of the Company and its subsidiaries. The proceeds of the Term Loan have been used to fund the Phase 4 and 5 expansions of the Moncton Campus and were also used to refinance the Company's long-term debt with Farm Credit Canada. The Revolver may be used for general corporate and working capital purposes.  Availability under the Revolver is based on a percentage of the Company's trade receivables at the end of each month and remains undrawn at November 30, 2020.

First Amendment

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan ("Amended Term Loan") from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020.  Prior to the Second Amendment, as described below, the financial covenants were to revert to the original structure on August 31, 2020.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the first amendment.

The amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the Facilities as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loan modification loss based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate ("EIR") versus the present value of the original net cash flows discounted at the original EIR.  This loss of $831 has been recorded under financing costs in the statement of (loss) income and comprehensive (loss) income for the year ended August 31, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

Second Amendment

On May 28, 2020, the Company further amended its Facilities ("Second Amendment") with BMO to: (i) extend the final draw deadline of the Amended Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Amended Term Loan to November 30, 2020; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the "Conversion Date"); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Amended Facilities by an incremental $35 million.  The financial covenants will revert to the original structure, albeit at different ratios, on November 30, 2021.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the Second Amendment.

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of (loss) income and comprehensive (loss) income for the three months ended May 31, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

As part of the Second Amendment, the Company was also required to establish and maintain with BMO a cash collateral of $8,000 at all times.  As a result, the Company purchased a two-year GIC not redeemable before maturity, which is to be held by BMO as a pledged deposit.  Since the GIC is restricted from being exchanged or used for any other purpose for greater than one year, the Company has classified it as a restricted investment on the statement of financial position under non-current assets.

Pursuant to the agreed upon conditions of the Second Amendment, the Company drew down additional funds up to the $115,000 Term Loan commitment during June 2020.  Principal repayments on the Amended Term Loan, prior to entering into the amended and restated agreement noted below, were to commence on November 30, 2020 at a rate of 2.5% per quarter of the total Amended Term Loan balance.  The Company may, at its discretion, repay the balance of the Amended Facilities without penalty, at any time.

Amendment and Restatement

On November 27, 2020, the Company further amended its Facilities pursuant to an amended and restated credit agreement ("Amended and Restated Facilities") with BMO to: (i) reduce the Amended Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Amended Term Loan balance of $115,000; (ii) have repayments on the balance of the Amended Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended November 30, 2020 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which is already inclusive of the $8,061 restricted investment currently outstanding.  The interest rate margin will be fixed from November 27, 2020 through to maturity on May 31, 2022.  The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the Amended and Restated Facilities.

As a result of the Amended and Restated Facilities, the Company recorded a loan modification loss of $318 under financing costs in the statement of (loss) income and comprehensive (loss) income for the three months ended November 30, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

Other Terms and Conditions

Under the terms of the Facilities, the Company can elect, at its sole discretion, to receive advances under the Amended Term Loan through certain availment options, which includes prime rate loans and bankers' acceptances with maturity dates between 28 and 182 days. The Company, therefore, has the choice to continuously roll over the bankers' acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended and Restated Facilities is a set margin over the above-noted availment options, which shall remain fixed until May 31, 2022.

During the year ended August 31, 2020, the Company drew $65,000 under the Amended Term Loan, in three tranches, and similar to the initial draw during the year ended August 31, 2019, converted the balances from prime rate loans to bankers' acceptances.  During the year ended August 31, 2020, the Company rolled over $115,000 of the Amended Term Loan balance on a monthly basis through bankers' acceptances with an average cash interest rate of approximately 4.25%.  In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms.  Based on the current availment option of bankers acceptances' the applicable margin rate is 4.00% above the applicable bankers acceptances' rate.

Transaction costs incurred with respect to the Amended Facilities, including the Amended and Restated Facilities, have totaled $2,336 to date, which have been allocated against the Amended Term Loan ($2,150) and Revolver ($186 split between prepaid assets and deferred charges).  The weighted-average effective interest rate for the Amended Term Loan based on these capitalized transaction costs, the loan modification loss, and the current cash interest rate was approximately 4.4% at November 30, 2020.

The Amended and Restated Facilities contain customary financial and restrictive covenants. At November 30, 2020, the Company was in compliance with these covenants.

On December 1, 2020, the Company repaid $55,000 of the Amended Term Loan as per the Amended and Restated Facilities, which has been included in the current portion of long-term debt at November 30, 2020 (refer to Note 25).

Principal repayments required on the long-term debt for the next five years as at November 30, 2020 are as follows:

Less than 1 year	$61,080
1 to 2 years	54,080
2 to 3 years	80
3 to 4 years	73
4 to 5 years	61
Thereafter	10
Total	$115,384

12. DERIVATIVE WARRANT LIABILITIES

On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the "Units") for total gross proceeds of $69,144 (the "Offering").  The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option.  The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp.  Each Unit consisted of one common share of the Company and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"), therefore resulting in 18,687,500 Warrants being issued.  Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price.  If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	13

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statements of loss (income) and comprehensive loss (income) at each period-end. The derivative warrant liabilities are expected to ultimately be converted into the Company's equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative warrant liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model.  Share issuance costs of $803 were recognized as share issue costs allocated to derivative warrant liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the common shares issued as part of the unit offering.

As at November 30, 2020, the Company revalued the derivative warrant liabilities at an estimated fair value of $17,566. The Company recorded an increase in the fair value of the derivative warrant liabilities of $4,672 for the three months ended November 30, 2020 in the statements of loss (income) and comprehensive (loss) income.  There were no exercises of Warrants during the three months ended November 30, 2020, resulting in 18,687,500 Warrants outstanding at November 30, 2020.

The following inputs were used to estimate the fair value of the derivative warrant liabilities at November 30, 2020 and November 12, 2020:

	NOVEMBER 30, 2020	NOVEMBER 12, 2020
Risk free interest rate	0.30%	0.30%
Life of Warrants (years)	2.95	3.00
Market price of Common Shares	1.84	1.49
Implied volatility	93.00%	92.00%
Dividend yield	0.00%	0.00%
Fair value per warrant	0.94	0.69

As at November 30, 2020, if the implied volatility is increased by 10%, then the change in estimated fair value of the derivative warrant liabilities and net loss would increase by $1,869, or if it is decreased by 10%, the change in estimated fair value of the derivative warrant liabilities and net loss would decrease by $2,056.

13. SHARE CAPITAL

(i) Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid and non-assessable.

(ii) Issued share capital

As at November 30, 2020, the Company's issued and outstanding share capital consisted of 232,088,219 (August 31, 2020 - 194,511,061) common shares with a value of $473,708 (August 31, 2020 - $420,673).

(iii) Issuances of share capital

Unit offering

On November 12, 2020, the Company completed an underwritten public offering for gross proceeds of $69,144 as described in Note 12. 37,375,000 Units of the Company were issued at a price of $1.85 per Unit.  Each Unit is comprised of one common share of the Company and one half of one Warrant of the Company, therefore resulting in 37,375,000 common shares and 18,687,500 Warrants being issued.  As described in Note 12, $12,894 of the gross proceeds was allocated to derivative warrant liabilities with the residual, $56,249, which represents the value allocated to the common shares, being recorded in share capital.  Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $803 of the share issue costs were allocated to the derivative warrant liabilities and expensed to the statements of (loss) income and comprehensive (loss) income and the balance of $3,502 was allocated to the common shares recorded in share capital.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	14

Exercise of stock options

During the three months ended November 30, 2020, 181,500 share options (November 30, 2019 - 47,100) were exercised at an average exercise price of $0.60 (November 30, 2019 - $0.93) for an increase of $188 (November, 2019 - $66) to share capital and a decrease to the reserve for options and warrants of $80 (November 30, 2019 - $22).

(iv) Share-based compensation

On February 25, 2020 (the "Approval Date"), the Company's shareholders approved a new omnibus equity incentive plan (the "New Equity Incentive Plan") that governs grants made on or after the Approval Date.  Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company's 2011 stock option plan and its 2017 equity incentive plan (the "2017 Equity Incentive Plan"), however, no new grants may be made under such plans.

Stock options

The following table summarizes changes in the Company's outstanding stock options for the three months ended November 30, 2020:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2020	9,264,321	$4.06
Exercised	(181,500)	$0.60
Cancelled / Forfeited	(569,550)	$7.08
Balance - November 30, 2020	8,513,271	$4.23

The following is a summary of the outstanding stock options as at November 30, 2020:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.48	1,254,599	4.7	1,231,099
$1.49 - $2.38	2,184,033	7.2	1,637,833
$2.39 - $4.65	2,183,071	7.4	1,456,521
$4.66 - $7.67	1,771,168	7.9	1,375,461
$7.68 - $11.27	1,120,400	8.4	770,900
	8,513,271	7.2	6,471,814

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.2 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory, for the three months ended November 30, 2020 was $606 (November 30, 2019 - $2,805) of which $386 (November 30, 2019 - $2,123) related to the Company's stock option plan. The fair value of options granted during the three months ended November 30, 2020 was $nil (November 30, 2019 - $1,087). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	15

The following is the range of assumptions for the three months ended November 30, 2020 and 2019:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Risk free interest rate	no issuances	1.39% - 1.53%
Expected life of options	no issuances	5.0 -6.5 years
Expected annualized volatility	no issuances	72% -73%
Expected dividend yield	no issuances	-
Forfeiture Rate	no issuances	8.0% - 8.1%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan

As of November 30, 2020, the Company has granted both restricted share units ("RSUs") and performance share units ("PSUs") under the 2017 Equity Incentive Plan and RSUs under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2020	911,840
Exercised	(20,658)
Cancelled/forfeited	(16,579)
Balance - November 30, 2020	874,603

The estimated fair value of the equity settled RSUs granted during the three months ended November 30, 2020 was $nil (November 30, 2019 - $937), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one year for most grants. For the three months ended November 30, 2020, $392 (November 30, 2019 - $499) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2020	120,058
Cancelled/forfeited	(63,215)
Balance - November 30, 2020	56,843

The estimated fair value of the equity settled PSUs granted during the three months ended November 30, 2020 was $nil (November 30, 2019 - $305), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2020. For the three months ended November 30, 2020, ($4) (November 30, 2019 - $499) has been recognized as share-based compensation expense.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	16

(v) Loss per share

Loss per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic loss per share for the three months ended November 30, 2020 and 2019, is as follows:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Weighted average number of shares used in basic earnings per share	202,019,622	156,236,487
Options	317,260	3,960,364
Restricted share units	739,003	667,273
Performance share units	116,259	81,801
Weighted average number of shares used in diluted earnings per share	203,192,144	160,945,925

The outstanding number and type of securities that could potentially dilute basic net (loss) income per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased (decreased) the net (loss) income per share (anti-dilutive) are as follows:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Stock options	7,246,339	3,973,168
Warrants	18,687,500	-
	25,933,839	3,973,168

14. OTHER LONG-TERM LIABILITIES

The carrying value of other long-term liabilities consists of:

	NOVEMBER 30, 2020	AUGUST 31, 2020
Contingent share consideration (i)	267	231
Legal provision (Note 21)	730	-
Lease liabilities (ii)	3,727	2,617
	4,724	2,848

(i) Contingent share consideration

In connection with the Company's investment in alpha-cannabis® Pharma GmbH as described in Note 15, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. At November 30, 2020, the Company revalued the contingent liability and recorded a corresponding loss in the statement of (loss) income and comprehensive (loss) income of $36 for the three months ended November 30, 2020 (November 30, 2019 - gain of $378).

(ii) Lease liabilities

The Company records its lease liabilities in accordance with IFRS 16, and as a result recognizes the right-of-use ("ROU") assets and lease liabilities. ROU assets are recorded under property, plant and equipment (Note 9) and lease liabilities are recorded under other liabilities.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the term of its existing 5,007 square feet of office space lease (the "Existing Premises") originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the "Additional Premises"). The term of the lease for Existing Premises will be extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025.  As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020.  Since the Additional Premises are considered an entirely new lease, the Company recognized the ROU assets and corresponding lease liabilities with respect to these premises on September 1, 2020.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	17

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the terms, both parties have the mutual right to terminate the sublease upon six months' written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On July 16, 2020, the Company, as sublandlord, entered into a sublease agreement with a subtenant, pursuant to which the Company agreed to sublease 3,473 square feet of its Additional Premises for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the sub-landlord has a right to terminate the sublease upon six months' written notice to the subtenant, which shall not occur prior to April 30, 2021, whereas the subtenant have a right to terminate the sublease upon eight months' written notice to the sublandlord, which shall not occur prior to February 28, 2022.  This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

The following is a continuity schedule of lease liabilities for the three months ended November 30, 2020 and year ended August 31, 2020:

	NOVEMBER 30, 2020	AUGUST 31, 2020
Opening balance, September 1	3,705	-
IFRS 16 transition	-	2,219
Lease additions	1,540	2,220
Lease payments	(390)	(897)
Interest expense on lease liabilities	70	163
Ending balance	4,925	3,705
Current portion (included in accounts payable and accrued liabilities)	(1,198)	(1,088)
Long-term portion (included in other liabilities)	3,727	2,617

The undiscounted contractual payments relating to the current and future lease liabilities at November 30, 2020 is:

Less than 1 year	$1,428
1 to 2 years	1,045
2 to 3 years	1,045
3 to 4 years	938
4 to 5 years	704
Thereafter	469
Total	$5,629
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	18

15. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS PHARMA GMBH (A)	HYASYNTH BIOLOGICALS INC. (C)	TOTAL
Participating share (1)	25.0%	46.7%
Balance, August 31, 2020	$3,501	$3,500	$7,001
Additions	-	2,500	2,500
Transaction costs	-	37	37
Share of net income (loss)(2)	20	(262)	(242)
Foreign currency translation gain (loss)	71	-	71
Balance, November 30, 2020	$3,592	$5,775	$9,367

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.

Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the three months ended November 30, 2020, the Company utilized its associates' three months ended September 30, 2020 results).  It should also be noted that the participating share of Hyasynth's net income (loss) recognized during the three months ended November 30, 2020 was based on the Company's prior ownership interest of 43.4% as the share of net loss reflected the results prior to the Tranche 2 investment date of October 23, 2020.

a) alpha-cannabis Pharma GmbH

On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH ("ACG") pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term derivative liability under other liabilities in the statement of financial position. Refer to Note 14 for further information.

Concurrent with the Company's investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

b) Eviana Health Corporation

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation ("Eviana") by way of private placement. Eviana is a Canadian Securities Exchange ("CSE") listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company's investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana's board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares of Eviana. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	19

Concurrent with the Company's investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana's annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order ("CTO") was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of fair value less costs to sell ("FVLCS") and value-in-use ("VIU").  An impairment loss of $3,000 has been included in the statement of (loss) income and comprehensive (loss) income for the year ended August 31, 2020.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement.  As of the date these financial statements were approved, the Company has not yet received any of its interest payments since December 31, 2019 on the Eviana convertible debentures.

c) Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on that date, Tranche 2 was issued on October 23, 2020 (as described below), and there is one additional tranche that may be issued based on the achievement of a specific milestone. Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth's board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity. Tranches 2 and 3 of the convertible debentures, each of which commits $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth's achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company's total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

16. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	20

Management and Board compensation

For the three months ended November 30, 2020 and 2019, the Company's expenses included the following management and board compensation:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Salaries and consulting fees	$516	$576
Share-based compensation	482	771
Total key management compensation	$998	$1,347

During the three months ended November 30, 2020, nil stock options (November 30, 2019 - nil) were granted to key management personnel.  In addition, during the three months ended November 30, 2020, nil RSUs (November 30, 2019 - 165,093), were granted to key management personnel with an aggregate fair value of $nil (November 30, 2019 - $708).  For the three months ended November 30, 2020, nil PSUs (November 30, 2019 - 88,910) were issued to key management personnel with an aggregate fair value of $nil (November 30, 2019 - $191).

Significant Transactions with Associates

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth's achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company's total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

17. CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative warrant liabilities, share capital, equity reserves, accumulated other comprehensive income, and accumulated deficit, which is disclosed in the November 30, 2020 consolidated statement of financial position as $451,538 (August 31, 2020 - $414,793).  Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued.  Accumulated other comprehensive income is entirely comprised of foreign currency translation gains and losses recorded on the Company's investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period, however derivative warrant liabilities were incorporated into the definition of capital during the period.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted investment, accounts payable and accrued liabilities, long-term debt, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $115,384 based on the face value of debt outstanding, which carries a floating interest rate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	21

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At November 30, 2020, the probability of achieving the milestones was estimated to be 68% and the discount rate was estimated to be 20%.  If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $38.  If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $10.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company's shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii) Financial risk factors

The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted investment on the statement of financial position at November 30, 2020 approximates $157,025 (August 31, 2020 - $99,736).

As of November 30, 2020, the Company's aging of trade receivables was as follows:

	NOVEMBER 30, 2020	AUGUST 31, 2020
0-60 days	$10,360	$11,023
61-120 days	1,198	73
Gross trade receivables	$11,558	$11,096
Less: Provision for doubtful accounts	-	(13)
	$11,558	$11,083

(ii) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2020, the Company had $103,900 (August 31, 2020 - $24,600) of cash and working capital of $130,121 (August 31, 2020 - $141,123).  Further, the Company may further consider accessing equity capital through the capital markets.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$17,110	$17,110	$17,110	$-	$-	$-
Long-term debt	115,319	115,383	61,080	54,160	133	10
Interest payments	-	3,760	2,570	1,190	-	-
	$132,429	$136,253	$80,760	$55,350	$133	$10

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's Moncton Campus expansion plans, the Company is contractually committed to approximately $754 of capital expenditures.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	22

(iii)  Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at November 30, 2020 pursuant to the variable rate loans described in Note 11. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $1,150 (August 31, 2020 - $1,150) per year.

19. REVENUE

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Revenues for the three months ended November 30, 2020 and 2019 are disaggregated as follows:

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Adult-use recreational wholesale revenue (Canadian)	$22,544	$15,910
Direct to patient medical revenue (Canadian)	2,381	2,920
Wholesale to Licensed Producers revenue (Canadian)	64	9,213
International (business to business)	240	320
Other revenue	51	85
Gross revenue	$25,280	$28,448
Excise taxes	(5,949)	(3,295)
Net revenue	$19,331	$25,153

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the three months ended November 30, 2020, the Company had three customers (November 30, 2019 - three customers) that individually represented more than 10% of the Company's net revenue.

20. COST OF SALES

Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead.

During the three months ended November 30, 2020, the Company recorded write-downs and provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $3,126  (November 30, 2019 - $845), which are detailed in Note 8.

During the three months ended November 30, 2020, the Company recorded $2,664 (November 30, 2019 - $nil) in charges for unabsorbed fixed overhead related to reduced production volumes.  These charges were expensed to cost of sales.

21. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	23

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia (the "Court") seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved.  On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects.  As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding.  On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal's decision with the Supreme Court of Canada.  On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is contesting what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company's coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. An amount of $730 has been recorded in the condensed consolidated interim financial statements under other long-term liabilities.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen's Bench in Alberta (the "Alberta Claim") seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies however it makes allegations with respect to the content of THC and CBD in the companies' products.  The proposed action is not certified.  The Company has reported the Alberta Claim to its insurers.

22. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	NOVEMBER 30, 2020	NOVEMBER 30, 2019
Office and general	$3,164	$2,496
Wages and benefits	1,885	1,403
Professional fees	1,252	1,382
Research and development	627	247
Depreciation and amortization	489	240
Travel and accommodation	13	115
Utilities	18	5
Total general and administrative expenses	$7,448	$5,888

23. GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Under this program, the Company applied for a wage subsidy of $1,832 for the period August 30, 2020 to November 21, 2020, which has been included as government subsidies in the statements of (loss) income and comprehensive (loss) income.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	24

24. CORRECTION OF RECLASSIFICATION ERROR TO PRESENTATION OF PRIOR PERIOD CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended November 30, 2019, net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flows) and net cash used in operating activities were understated by $13,194 and purchase of property, plant and equipment (shown in the investment activities of the statement of cash flow) and net cash used in investing activities were overstated by $13,194.  The amounts relate to timing differences between when construction services were rendered and equipment was received and ultimately paid for.  There was no net impact to the overall change in cash.

This classification error that was corrected for the three months ended November 30, 2019 as presented below:

OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$(10,917)	$(13,194)	$(24,111)
Net cash used in operating activities	$(13,674)	$(13,194)	$(26,868)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(30,927)	$13,194	$(17,733)
Net cash used in investing activities	$(33,954)	$13,194	$(20,760)

25. SUBSEQUENT EVENTS

i) Amended and Restated Facilities

On December 1, 2020, the Company repaid $55,000 against its Amended Term Loan as described in Note 11.  Normal course principal repayments on the outstanding Term Loan balance of $60,000 will commence on February 28, 2021 at a rate of $1,500 per quarter with the remaining balance due upon maturity on May 31, 2022.

ii) Issuance of stock options and RSUs

On December 17, 2020, the Company granted 80,000 stock options to purchase 80,000 common shares of the Company, to employees of the Company, at an exercise price of $1.69 per share.  60,000 of these stock options vest as follows: i) 1/3 on the grant date; ii) 1/3 on the first anniversary date of the grant; and iii) 1/3 on the second anniversary of the grant.  The remaining 20,000 stock options vest in three equal installments commencing on February 3, 2021 and ending on February 3, 2023.

On December 17, 2020, the Company also granted 251,734 RSUs, which were all issued to directors of the Company.  25% of the RSUs granted vested immediately upon issuance, with the balance vesting in equal monthly tranches until August 31, 2021.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2020 AND 2019	25